UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026
Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)
1 Caspian Point,
Caspian Way,
Cardiff, CF10 4DQ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Results of General Meeting

On July 29, 2026, Biodexa Pharmaceuticals PLC (the “Company”) announced that, at its general meeting of shareholders (the “General Meeting”) held earlier that day, the Company’s shareholders had approved all four resolutions presented at the General Meeting, including approval of (i) a one-for-10,000 reverse stock split of the Company’s ordinary shares, nominal value £0.000001 per share (the “Ordinary Shares”), (ii) the allotment of up to £25,000,000 for future share issuances through the Company’s annual general meeting in 2029, and (iii) approval and adoption of new articles of association to reflect the transactions approved at the General Meeting (the “Articles of Association”).

The reverse stock split is expected to be effective as of July 30, 2026. Concurrently with the effectiveness of the reverse stock split, the ratio of Ordinary Shares per the Company’s American Depositary Shares (“ADS”) will also change by a factor of 10,000, from one ADS per 500,000 Ordinary Shares to a new ratio of one ADS per 50 Ordinary Shares. The change in ratio of Ordinary Shares to ADSs will not result in, or have the effect of, a reverse split of the ADSs and the proportional ownership of holders of Ordinary Shares and/or ADSs will not change.

A copy of the new Articles of Association are attached hereto as Exhibit 3.1 and incorporated herein by reference.

The information under the heading “Results of General Meeting” of this Report on Form 6-K, including Exhibit 3.1, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-209365) and Form F-3 (File No. 333-290554) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Other Events

On July 29, 2026, the Company issued a press release announcing the results of the General Meeting, a copy of which is furnished as Exhibit 99.1 and incorporated herein by reference.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of July 2026 is:

Exhibit No.	Description
3.1	Articles of Association of Biodexa Pharmaceuticals PLC
99.1	Press Release dated July 29, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: July 29, 2026	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer